Mail Stop 6010   May 15, 2007

Mr. John F. Crowley
Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, New Jersey 08512

         Re: Amicus Therapeutics, Inc.
                 Registration Statement on Form S-1
                 Amendment no. 1 filed April 27, 2007
                 File No. 333-141700

Dear Mr. Crowley:

         We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

         Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

6. Capital Structure, F-16

Redeemable Convertible Preferred Stock page F-16

   1. Refer to your response to comment 21. Where there is an obligation to issue
       preferred stocks, please disclose the terms of the agreement, including the number
       and per share price of the stock to be issued and the types of events that would

trigger these issuances. In addition, tell us how such obligation was accounted. Furthermore, please clarify your statement here, where it is stated that no beneficial conversion charge is recognized for those instances where a common stock fair value is "greater" than the conversion price.

Warrants, page F-18

2. Pleases clarify your response to comment 22 by disclosing whether the warrants will be exercised for cash or settled net cash/share. If you are expecting to receive cash, please disclose how you are able to ensure receiving cash upon the automatic exercise of the warrants. In addition, please tell us how you have considered the conversion feature of the preferred shares underlying the warrants and the current classification of the underlying preferred shares on your balance sheets. Refer to paragraph A9 of SAFS 150. If the exercise of warrants is voluntary, please tell us why it is appropriate to consider the exercise in your pro forma, since such exercise does not appear certain.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Keira Ino at (202) 551-3659 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julio E. Vega, Esq.
        Douglas A. Branch, Esq.
        Patrick O'Brien, Esq.